

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2015

Via E-mail
James G. Petcoff
Chairman and Chief Executive Officer
Conifer Holdings, Inc.
550 West Merrill Street, Suite 200
Birmingham, Michigan 48009

> **Re: Conifer Holdings, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted June 12, 2015**
> **CIK No. 0001502292**

Dear Mr. Petcoff:

We have reviewed amendment no. 1 to your draft registration statement and your response letter submitted June 12, 2015 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Risks Factors
Risks Related to Our Business and Industry
A decline in our financial strength rating may result in a reduction of new…, page 13

1. We note your revised disclosure and response to our prior comment 8. Please expand your disclosure in this risk factor and in the Ratings section on page 110 to disclose how many rating levels there are for both the A.M.Best and Demotech ratings structures and for each of your subsidiaries, how the subsidiary's ratings rank in the overall ratings structures (i.e. fourth highest out of twelve, fifth highest out of thirteen, etc…).

You may contact James Peklenk at (202) 551-3661 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Donald J. Kunz, Esq.
        Honigman Miller Schwartz and Cohn LLP